Exhibit 99.1

FTI CONSULTING, INC.

POLICY ON INSIDE INFORMATION AND INSIDER TRADING

I.	Overview

FTI Consulting, Inc., together with its subsidiaries and affiliates (“FTI Consulting” or the “Company”), are committed to upholding both the letter and the spirit of the securities laws, rules and regulations of the United States. Such laws, among other things, prohibit “insider trading” on material, non-public information (described in further detail below), as well as the applicable laws, rules and regulations of the other jurisdictions in which we conduct business. This Policy explains the stringent ethical and legal prohibitions against insider trading and tipping. It establishes the expected standards of conduct for us all with respect to these highly sensitive matters. Finally, it describes the Company’s commitment to protecting our own material, non-public information, as well as that of our clients.

This Policy applies to our Company, its subsidiaries and affiliates worldwide. Where specific conduct may be permitted under local law, but is prohibited by this Policy, we must comply with this Policy. This Policy has been filed publicly with the SEC and is available on FTI Consulting’s public website.

You are expected to become familiar with and comply with this Policy, to participate in training and to communicate the values underlying this Policy in your interactions with colleagues and third parties.

II.	Who is Subject to this Policy?

To avoid even the appearance of impropriety, this Policy applies to all of us at FTI Consulting. It includes all former, temporary or retired officers and non-employee directors of FTI Consulting, Inc.; present officers and non-employee directors of FTI Consulting, Inc., Company employees, consultants and contractors; as well as all family members (including in-laws) who reside in the same household. It also applies to any other person or entity (such as a company or partnership) over whom the officer, non-employee director, employee, consultant or contractor has significant influence as it relates to securities trading decisions. Further, this Policy applies to:

Any trust or other ownership arrangement in which an officer, non-employee director, employee, consultant or contractor has a substantial beneficial interest.

[Amended and Restated Effective February 19, 2014]

•	Any trust or other ownership arrangement as to which he or she serves as a trustee (or in a similar fiduciary capacity).

•	Any trust or other ownership arrangement in which an officer, non-employee director, employee, consultant or contractor otherwise has investment control.

III.	What is FTI Consulting’s Policy on Securities Trading in General?

We encourage our officers, employees and non-employee directors to become stockholders of FTI Consulting, Inc. In addition, FTI Consulting respects the right of employees and others to engage in investment activities generally. However, it is important that these activities do not create the appearance of any impropriety, and that all investment activities comply with all applicable laws and regulations.

IV.	What is FTI Consulting’s Policy on “Insider Trading”?

Insider trading is the act of buying or selling stock or other securities, including derivative securities, based on “inside,” or material, non-public, information. You may not use material, non-public information to trade in the securities of FTI Consulting or any client.

Information is material if it would be considered important by a reasonable investor in determining whether to buy, hold or sell the stock of the company to which the information relates. Insider trading includes actions that are intended to make a profit or avoid a loss.

Information relating to FTI Consulting is considered non-public until any necessary disclosure, and the opening of the trading window as described elsewhere in this Policy, whether through a press release or other Company disseminated public announcement or disclosure. This includes any filing with the U.S. Securities and Exchange Commission (the “SEC”). In other words, it is assumed that the public needs the period of time between public disclosure and the opening of the trading window to receive and absorb information relating to FTI Consulting.

i.	What is “Inside Information”?

Trading in securities based on material, non-public information (“inside information”) is prohibited and violates the law. This holds true whether information is obtained in the course of employment, from friends, relatives, acquaintances or strangers, or from overhearing the conversations of others. The U.S. Congress enacted this prohibition because the integrity of the securities markets would be seriously undermined if the “deck were stacked” against persons not aware of such information.

[Amended and Restated Effective February 19, 2014]

Common examples of FTI Consulting inside information include:

•	A merger or acquisition involving FTI Consulting or another public company.

•	Information regarding FTI Consulting’s revenues or earnings.

•	Pending regulatory action or major litigation concerning FTI Consulting.

•	Unannounced stock offerings.

•	Major changes in management.

•	The awarding or loss of a significant contract.

•	Any other information which if made public would be likely to have an effect on the price of publicly traded stock, financial instruments or related derivative securities.

In addition, inside information includes material, non-public information in our possession regarding our clients and vendors whose securities are traded on a public market. Particularly with respect to client inside information, any failure to maintain the confidentiality of material, non-public information could seriously damage our reputation and impair our ability to conduct and grow our business. Care should be taken to disclose client inside information obtained during the course of an engagement to other engagement team members on a need to know basis.

Determining whether information is material can be tricky. When doubt exists, the information should be presumed to be material. If you are unsure whether information in your possession is material or non-public, you should consult with FTI Consulting’s General Counsel and Chief Risk Officer.

ii.	What are My Obligations Under this Policy?

You may not buy or sell the securities of FTI Consulting (or any other publicly-traded company) when you are in possession of material, non-public information about the Company. Such information may be acquired through your association with FTI Consulting or your work for one of our clients. Insider trading rules apply both to securities purchases (to make a profit based on good news) and securities sales (to avoid a loss based on bad news). They apply regardless of how or from whom the material, non-public information has been obtained.

FTI Consulting’s Policy regarding insider trading can be summarized by these six cardinal rules:

•	You may never trade in securities of FTI Consulting at any time that you possess inside information about our Company.

[Amended and Restated Effective February 19, 2014]

•	You may never trade in securities of any other public company at any time that you possess inside information about such public company that you acquired directly or indirectly through your association with FTI Consulting, or your work on a client engagement.

•	You may not provide any other person or entity with inside information regarding FTI Consulting (or any other public company)—what is commonly referred to as “tipping.”

•	You may not trade in securities of any client during the pendency of an engagement in which you are providing services to such client, and may not buy or sell securities issued by a company which is the subject of a litigation proceeding or transaction engagement in which you are providing services, whether or not you are in the possession of inside information, without the prior written approval of FTI Consulting’s General Counsel and Chief Risk Officer.

•	You may not trade in any client securities, if you work for certain subsidiaries, business segments and practices that have adopted stricter policies relating to trading in client securities as a function of the business conducted by such subsidiary, segment or practice or because of local jurisdictional requirements, whether or not you are in the possession of material, non-public information.

•	In addition to the general prohibition on trading on the basis of material, non-public information, “Restricted Employees” may trade in securities of FTI Consulting only during prescribed trading windows, as described below.

Restricted Employees include:

•	Members of the FTI Consulting, Inc. Board of Directors.

•	Officers of FTI Consulting, Inc. holding the office of Vice President or higher.

•	Employees who are members of FTI Consulting’s Executive Committee.

•	Other employees or consultants designated by management who have access to a range of financial and other sensitive information about FTI Consulting, or who gain access to material, non-public information in connection with a specific project or transaction.

The “trading window” for Restricted Employees begins immediately before the stock market opens on the third business day after the release of FTI Consulting’s quarterly and annual earnings, and ends after the stock market

[Amended and Restated Effective February 19, 2014]

closes on the last trading day prior to the 28th day of the last month of each fiscal quarter and fiscal year. (To determine the day earnings are released by our Company, if they are released before the market opens, use the actual date of release. If earnings are released after the market opens, use the following day.) The trading window is also open from the first business day after any public release of material information (other than financial information) and during any other period when not closed by FTI Consulting and Restricted Employees are not aware of material non-public information or that FTI Consulting expects to make a public release of material information in the near future. The Company may, on occasion, close the trading window at different times, or keep the trading window closed for a longer period. If you have any doubts, you should check with the Company’s General Counsel and Chief Risk Officer before acting.

Non-Employee directors of FTI Consulting, Inc., officers and Restricted Employees (as defined below) must always obtain prior approval from FTI Consulting’s General Counsel and Chief Risk Officer before making any trade in the securities of FTI Consulting, Inc. The General Counsel and Chief Risk Officer’s decision should be kept confidential by the person who requested it. In addition, such individuals must report any trades in FTI Consulting securities no later than one day after such trade has been executed.

You may not convey or “tip” inside information to any other person. Unlawful tipping includes providing inside information to friends, family members or acquaintances under circumstances that suggest that you or they were trying to help them make a profit or avoid a loss. Even when providing such information to other FTI Consulting employees, make sure to only do so on a need-to-know basis in the course of performing your job.

Derivative securities and hedging activities may put your personal interests and objectives in conflict with the best interests of the Company and its stockholders. No executive officer and non-employee director may engage in derivative and hedging activities with respect to FTI Consulting, Inc. securities. Unless a non-executive officer, other employee, consultant or contractor has obtained the prior written consent of FTI Consulting’s Chief Executive Officer, such persons may not engage in derivative securities and hedging transactions with respect to FTI Consulting, Inc. securities. By way of example and not limitation, derivative transactions and hedging activities include:

•	The purchase, sale and trading in options (including publicly-traded options), warrants, puts and calls or similar instruments involving or relating to FTI Consulting, Inc. securities;

•	engaging in derivative securities transactions involving or relating to FTI Consulting, Inc. securities; and

•	conducting hedging or monetization transactions involving or relating to FTI Consulting, Inc. securities—such as zero-cost collars and forward sale contracts—that allow for locking in a portion of the value of a person’s shares, often in exchange for all or part of the potential for upside appreciation in those shares.

[Amended and Restated Effective February 19, 2014]

Anyone who wishes to request a waiver of these prohibitions must submit their request through the Company’s General Counsel and Chief Risk Officer at least one week prior to executing any documents that relate to the proposed transaction. Please note that the Chief Executive Officer may deny any request for a waiver without explanation.

Likewise, no officer, non-employee director, employee, consultant or contractor may engage in a short sale or take an equivalent position in FTI Consulting, Inc. shares of common stock. A “short sale” is a sale of securities not owned by the seller, or if owned, not delivered against such sale within 20 days. Moreover, transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. The U.S. securities laws also prohibit short sales by Section 16 Persons.

Furthermore, no executive officer and non-employee director may hold Company securities in a margin account or pledge (or hypothecate) as collateral any Company securities. No non-executive officer, other employee, consultant or contractor may hold FTI Consulting, Inc. securities in a margin account or pledge (or hypothecate) as collateral any FTI Consulting, Inc. securities, without the prior consent of the Compensation Committee of the Board of Directors of the Company. Margin securities may be sold without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, non-public information or is otherwise not permitted to trade in FTI Consulting, Inc. securities.

Notwithstanding the above restrictions on trading in FTI Consulting, Inc. securities, the exercise of stock options for cash and bona fide gifts of FTI Consulting, Inc. securities are generally permitted at all times. However, the following guidelines should be observed:

•	If you are an officer, non-employee director or Restricted Employee, you may make bona fide gifts of FTI Consulting, Inc. securities regardless of whether the trading window is open, so long as you obtain the prior approval of FTI Consulting’s General Counsel and Chief Risk Officer.

•	If the gift is to a charitable organization, neither you nor any of your immediate family members (including in-laws and anyone residing in your household) may be a trustee, director, officer or employee of that organization.

•	If the gift is to a family member, that person must agree not to sell the FTI Consulting securities except during an open trading window.

[Amended and Restated Effective February 19, 2014]

If you become aware of or have reason to believe that any of your colleagues have violated this Policy, U.S. securities laws or applicable laws of any other jurisdiction, the Company encourages you to promptly report your concerns to FTI Consulting’s General Counsel and Chief Risk Officer, to the extent not prohibited by local laws. Such reportable activities may include any trading in FTI Consulting securities during a closed trading window or the disclosure of material, non-public information. You will not be retaliated against for making a report in “good faith” (as noted in our Code of Ethics and Business Conduct, good faith means that you believe your report to be true and that you shared all of the information you had consistent with local laws).

iii.	What are the Reasons for Maintaining the Confidentiality of Information?

We have a duty to protect the confidential information developed by or entrusted to us, and to ensure that FTI Consulting personnel do not receive improper benefits through the misuse of Company assets or client information which is material and has not been publicly disclosed. In addition, certain of our businesses and business units are required to maintain lists for each client specifying the names of employees and contractors who have access to confidential information relating to that client (“insider lists”). The personnel named on an insider list are prohibited from trading in the securities of such client.

Access to inside information should be restricted to those who require the information to carry out their job. In particular:

•	Careful consideration should be given prior to making someone an insider and, where practical, the most senior member of the project team should always be consulted prior to making someone an insider. The number of insiders should always be kept to the practical minimum.

•	If possible, limit an insider’s access to that part of the inside information which they need to know.

•	Insider employees are required to know about their legal and regulatory duties and must be aware of the sanctions of market abuse.

•	You must also ensure that any consultants and independent contractors have taken necessary measures to ensure that their own employees similarly understand and acknowledge the implications of the misuse or improper circulation of inside information.

•	FTI Consulting’s General Counsel and Chief Risk Officer must be informed immediately if inside information is disclosed to any person (internal or external) who is not authorized to receive such inside information.

[Amended and Restated Effective February 19, 2014]

If you have any questions as to whether you possess inside information or are named on any insider list, please contact FTI Consulting’s General Counsel and Chief Risk Officer.

iv.	What is the Penalty for Insider Trading?

Trading on inside information is a crime. Penalties for insider trading could include steep fines, as well as prison time for the individuals involved. Those who trade on inside information must also return any profits made amongst other penalties. Under some circumstances, those who trade on inside information may be sued by private entities in addition to the government. Employers and supervisors are also at risk under U.S. federal law and may face substantial civil or criminal penalties if they fail to take preventive steps to control insider trading.

The SEC and the U.S. Department of Justice have committed large staffs, investigative techniques and other resources to the detection and prosecution of insider trading cases. Criminal prosecution and the imposition of fines and/or imprisonment is commonplace.

For these reasons, both you and FTI Consulting have a significant interest in ensuring that insider trading is strictly avoided.

v.	How Should Material Information be Safeguarded?

Before material information relating to FTI Consulting or its business has been disclosed to the public, it must be kept confidential. We all have a duty to exercise the utmost care in protecting such information. To do this, it is important that we only discuss such information with persons who have a business need to know it. Particular care should be taken to ensure that communications are received by the appropriate authorized personnel only, such as those on an insider list or those persons externally who you know are already insiders. Further, you should confine discussions to as small a group as possible. Care should be taken about committing sensitive information to paper and such information should only be recorded or circulated to the extent that is really necessary. Remember to limit your conversations in public places—such as elevators, restaurants and airplanes—to matters that do not involve sensitive or confidential information. Take care to safeguard written materials and your computer, PDAs, smart phones and other technology. When electronically transmitting inside information, use encryption.

[Amended and Restated Effective February 19, 2014]

We have a responsibility to ensure that Company confidences are protected to the maximum extent possible. Therefore, only specifically authorized personnel may release material information to the public or respond to inquiries from the media, analysts or others outside of our Company. If you have not been expressly authorized to provide information to those outside the Company, and you are contacted by the media or an analyst seeking information about FTI Consulting, Inc. or its subsidiaries or affiliates, you should refer the matter to one of the following persons:

•	Chairman of the Board

•	Chief Executive Officer

•	President

•	Chief Financial Officer

As part of FTI Consulting’s work for clients, we may find ourselves in a position where the client will delegate the dissemination of inside information to the Company. This is a very serious duty and all employees carrying out this function must ensure that they comply with the procedures set out below. You should always remember that it is the client’s responsibility to decide whether or not to disclose inside information.

In certain circumstances the dissemination of inside information must be reported in advance to regulatory authorities. For example, in the U.S., the New York Stock Exchange requires the advance disclosure of certain material information relating to a listed company to the exchange. In other jurisdictions, such advance disclosure may be required by governmental regulators such as the Regulatory Information Service (“RIS”) in the UK, which requires that client inside information only be sent to third parties via the RIS and only after the Company has obtained the express written or e-mail consent of the client. The release of inside information relating to a client may only be made upon the verbal consent of the client, if you have the approval of the engagement manager and if the verbal consent is promptly confirmed in writing or by e-mail.

Employees should not provide inside information to journalists or others under an embargo that seeks to prevent them from using the client’s inside information until it has been released to the RIS. By disclosing the information to third parties prior to an RIS announcement, there is a risk that control over the information has been lost. This approach may constitute selective disclosure and may be illegal.

[Amended and Restated Effective February 19, 2014]